UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For April 2018	Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

2600, 500 Centre Street S.E.

Calgary, Alberta, Canada T2G 1A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T Rule 101(b)(7):  ______

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2018

CENOVUS ENERGY INC. (Registrant)

By:	/s/ Elizabeth A. McNamara
	Name:	Elizabeth A. McNamara
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	Amended and Restated Shareholder Rights Plan Agreement dated as of [April 25, 2018] between Cenovus Energy Inc. and Computershare Investor Services, Inc., Subject to Approval at Shareholder Meeting to be held on April 25, 2018